UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number: 1-14842

e-SIM LTD.

(Translation of registrant’s name into English)

19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The Company hereby informs the Securities and Exchange Commission that (i) John McDonald, Kim Campbell and Ayelet Tal, former directors of the Company, resigned from the board of directors effective as of January 12, 2006, (ii) Marc Belzberg, a former director of the Company, resigned from the board of directors effective as of February 8, 2006 and (iii) Yaron Eldad, Uri Yaffe and Reuven Kleinman became directors of the Company on February 8, 2006 (after their appointment and the terms thereof were approved by the Company’s board of directors on January 12, 2006).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: February 13, 2006	By:	/s/ YARON ELDAD

Name: Yaron Eldad Title: Chief Financial Officer and Chief Operating Officer